UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  5  )*



                Inamed Corporation
                 (Name of Issuer)


                   Common Stock
          (Title of Class of Securities)

                   453235103
                  (CUSIP Number)

              Jonathan Green, Esq.
            Appaloosa Management L.P.
           51 John F. Kennedy Parkway
             Short Hills, New Jersey
                      07078
                  (201) 376-5400
            Robert C. Schwenkel, Esq.
              Fried, Frank, Harris,
               Shriver & Jacobson
               One New York Plaza
            New York, New York 10004
                  (212) 859-8000


   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                     June 10, 1997
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Exhibit Index:  Page 7
                Page 1 of 11 Pages
                   SCHEDULE 13D

CUSIP No. 453235103             Page 2 of 11 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of4,078,332
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person4,078,332
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
     4,078,332

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     35.61%

14   Type of Reporting Person*
     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 453235103             Page 3 of 11 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

          7    Sole Voting Power
      Number of4,078,332
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person4,078,332
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
     4,078,332

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     35.61%

14   Type of Reporting Person*
     IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 5 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997 and May 13, 1997 (the "Schedule 13D"), relates to the common stock of Inamed Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.  The Schedule 13D is hereby amended and
supplemented as follows:


 Item 5.Interest in Securities of the Issuer


     As previously reported in the Schedule 13D and Amendment No. 4 thereto, the Partnership, Palomino and Ferd agreed to purchase, in the aggregate, $20,500,000 principal amount of the 11% Secured Convertible Notes due 1999 of the Company.
On May 23 and 29, 1997, the purchases and sales of the Notes were completed. Giving effect to the transactions contemplated in that certain Letter Agreement, dated February 27, 1997, between the Company and the holders of the Notes (the "Letter Agreement"), the Partnership, Palomino and Ferd may be deemed to hold $5,724,581.72, $4,657,802.29 and
$1,314,758.86 principal amount of the Notes, respectively. Based upon the potential conversion of the Notes and a closing volume weighted average trading price of $6.0256 for the Shares as reported on the Bloomberg Nasdaq Market Reporting System for the 10-day period ending June 11, 1997, the Partnership, Palomino and Ferd may be deemed to have beneficial ownership (as a result of their ownership of the Notes) of 1,117,698, 909,414 and 256,700 Shares, respectively. In addition, the Partnership, Palomino and Ferd may be deemed to hold Warrants representing the right to purchase 469,687, 382,161 and 107,872 Shares, respectively.

     As of the date hereof, the Partnership, Palomino, Ferd and Reliance may deemed to have beneficial ownership of 2,071,404, 1,548,763, 371,316 and 86,849 Shares,
respectively.

(a) This statement on Schedule 13D relates to 4,078,332 Shares may be deemed to be beneficially owned by the Reporting Persons, which constitute approximately 35.61% of the issued and outstanding Shares. The change in the percentage of the issued and outstanding Shares deemed to be beneficially owned by the Reporting Persons is due solely to an adjustment of the conversion price of the Notes based on the recent trading history of the Shares. Since the filing of Amendment No. 4 to the Schedule 13D, the Reporting Persons have not changed their beneficial ownership of Notes, Warrants or Shares.


(b) The Manager may be deemed to have sole voting and dispositive power with respect to 4,078,332 Shares. Mr.
     Tepper may be deemed to have sole voting and dispositive power with respect to 4,078,332 Shares.

(c)  Not applicable.

(d)  Not applicable.

  (e)Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     On June 10, 1997, the Manager, on behalf of the Partnership, Ferd and Palomino, gave notice to the Company of certain defaults under the Indenture (the "Default Letter") (a copy of which is attached hereto as Exhibit A).

     On June 11, 1997, counsel to the Manager, sent a letter to the Company objecting to the recently-adopted rights plan
(the "Objection Letter")(a copy of which is attached hereto as Exhibit B).

     Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


 Item 7.Material to Be Filed as Exhibits

      Exhibit A:Default Letter

     Exhibit B:     Objection Letter

                         Exhibit C:     Letter Agreement


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 1997

     Appaloosa Management L.P.
      By:Appaloosa Partners Inc.,
     Its General Partner

      By:/s/ David A. Tepper
     David A. Tepper
     President


     David A. Tepper


     /s/ David A. Tepper

                   EXHIBIT INDEX


   ExhibitExhibit NamePage

    ADefault Letter      8

B         Objection Letter         10

C         Letter Agreement         [Incorporated by
                                   reference to Exhibit 1
                                   to the Amendment No. 2
                                   to the Schedule 13D of
                                   SC Fundamental Inc., et
                                   al. filed March 4, 1997.]

                                   EXHIBIT A

            Appaloosa Management L.P.
           51 John F. Kennedy Parkway
          Short Hills, New Jersey 07078



June 10, 1997
VIA TELEFACSIMILE AND CERTIFIED MAIL,
 RETURN RECEIPT REQUESTED
INAMED Corporation
3800 Howard Hughes Parkway, Suite 900
Las Vegas, Nevada  89109
Attention: Mr. Donald K. McGhan, President

Santa Barbara Bank & Trust, Trustee
1021 Anacapa Street
Santa Barbara, California  93101
Attention: Jay Donald Smith, Esq.

Gentlemen:

     Reference is made to the Indenture between INAMED Corporation (the "Company") and Santa Barbara Bank and Trust, as Trustee (the "Trustee"), dated as of January 2, 1996, as amended (the "Indenture"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Indenture. The undersigned (collectively, the "Appaloosa Partnerships") collectively hold in excess of 50% in principal amount of the Outstanding Securities.

     This letter shall constitute a "Notice of Default" under
Section 4.1(3) of the Indenture and you are hereby notified that there have occurred and are continuing defaults by the Company in the performance of its agreements and covenants contained in the following sections of the Documents:
Sections 8.6, 8.16, 8.18 and 12.2 of the Indenture and Section
2.18 of the Note Purchase Agreement. In particular, for the year ended December 31, 1996 and the quarters therein and for the quarter ended March 31, 1997, the Company was in default in the performance or observance of the terms, provisions and conditions of (i) Section 8.6 of the Indenture relating to the timely payment of taxes, (ii) Section 8.16 requiring that the Operating Profit of the Company for such period be in excess of $10.0 million and in excess of $2.5 million and $2.75 million for the quarters ended June 30 and September 30, 1996,
(iii) Section 8.18 requiring the Company to deliver within 120 days after the end of each fiscal year of the Company a certificate regarding defaults in the performance and observance of any terms, provisions and conditions of Sections
8.4 to 8.17 of the Indenture, (iv) Section 12.2 requiring the Company to deliver opinions regarding the Collateral, and (v)
Section 2.18 of the Note Purchase Agreement requiring the Company to apply the proceeds from the issuance of the Securities in accordance with clauses (iii) and (iv) of such
Section 2.18. The Appaloosa Partnerships hereby require that the foregoing breaches be remedied immediately. Notice is also hereby given that an Event of Default has occurred and is continuing under Section 4.1(5) of the Indenture relating to the entry of a judgment against the Company in excess of $1 million. By reason of the existence and continuance of the foregoing defaults, the Company has been in continuous default under the Indenture since at least January 1, 1997 and, accordingly, the Applicable Rate of interest payable on the principal amount of the Securities is required to be 14.50% per annum from and after January 1, 1997, until the date the foregoing defaults are no longer continuing.

     Nothing contained in this notice shall be deemed to limit, waive, release or modify the rights and remedies of the holders of Securities in any way.

     Very truly yours,

     APPALOOSA INVESTMENT LIMITED PARTNERSHIP I
     FERD L.P.
     PALOMINO FUND LTD.
      By:Appaloosa Management L.P.,
                    as general partner or investment
                         adviser
     By:  Appaloosa Partners Inc.,
     as general partner

      By:/s/ James E. Bolin
     James E. Bolin
     Vice President



  cc:T.R. Maloney, Esq.
     Nida & Maloney

     Ilan K. Reich, Esq.
     Olshan Grundman Frome & Rosenzweig LLP

                                       EXHIBIT B


    Fried, Frank, Harris, Shriver & Jacobson
               One New York Plaza
         New York, New York 10004 - 1980





June 11, 1997

Ilan K. Reich, Esq.
Olshan Grundman Frome & Rosensweig LLP
505 Park Avenue
New York, NY  10022

  RE:Inamed Corporation (the "Company")

Dear Ilan:

     On behalf of our client, Appaloosa Management L.P. (together with Appaloosa's affiliates, "Appaloosa"), we are writing to express our outrage with the Board of Directors' decision to adopt a discriminatory Shareholder Rights Plan (the "Plan") designed specifically to diminish the value of Appaloosa's investment in the Company. Our client simply will not tolerate any unilateral action by the Board that seeks to undermine its contractual and legal rights and destroy the value of its investment. You must know, in this regard, that a purported rights plan which operates to destroy the existing rights and values of security-holders in the securities which they already own is plainly invalid.

     Similarly patently invalid, as you also must know, are the various "continuing director" provisions, designed solely
to protect an incumbent management and Board   in the present
case, a management and Board with the sorriest of records from any threat to their incumbency and perquisites. There is no authority that we know of that upholds such provisions, and the statement in your letter to shareholders which suggests that over 2000 companies have plans of the nature that your client has adopted is a falsehood. Similarly false, as you must be aware, is the statement in your press release that the plan "will have no effect on lawful proxy solicitation activity."

     Your client has now chosen to compound its effort to destroy the value of Appaloosa's investment with statements that you must know are false with respect to our client and its objectives. As you know, our client has publicly stated in its Schedule 13D, and repeatedly advised your client, that it has no present intention of seeking to acquire the Company, and to date Appaloosa's actions have been entirely consistent with that intent. Appaloosa has no hidden agenda; it merely seeks to ensure that the Company is properly managed -- as it has not been in the past. In this regard, Appaloosa has consistently advised your client that Appaloosa believes the Company has not conducted its business affairs in accordance with sound corporate practices as evidenced by, among other things, the various defaults identified in the letter of Appaloosa to the Company of June 10, the failure of the Company to retain experienced senior executive officers, the failure of the Company to maintain adequate inventory and expense controls, the failure of the Company to hold any shareholders meetings for three years and the existence of apparent conflicts of interest. The provisions of the rights plan are plainly intended to eliminate any accountability of management to investors for this lack of performance. While we can understand why management fears investor scrutiny, its adoption of the "poison pill," rather than protecting shareholders' investment in the Company, as one of your releases fatuously states, serves only to further impair it.

     We also find it repugnant that your client would adopt this plan while it was in on-going negotiations to obtain waivers and indulgences from Appaloosa in order to avoid a financial crisis. This reckless, irresponsible and duplicitous behavior by your client has precipitated the very crisis the Company and Appaloosa were seeking to avoid as this action left Appaloosa with no choice but to notify the Company and the trustee of the existence of defaults under the Indenture. As you know, Appaloosa has not as of yet accelerated the senior notes although it certainly has the power and right to do so. If the Company desires to reopen discussions with Appaloosa, the Company should rescind the rights plan as evidence of its intention to resume good faith negotiations with a view towards resolving the outstanding defaults. We suggest that you remind the Board members that fiduciary duties are owed to all stockholders, including those with the largest economic stake in the Company, and not to an incumbent management with a far smaller stake.

     Pending restoration of the status quo ante, we assume that the Company will comply with its on-going covenants and agreements contained in the Indenture for the senior convertible notes, including covenants relating to the sale, transfer and assignment of assets and the collateral securing the obligations of the Company to the holders of those notes. Appaloosa will take whatever steps it believes are necessary to ensure the Company's compliance with such covenants, including seeking judicial relief if necessary.

     Very truly yours,

     /s/Robert C. Schwenkel

     Robert C. Schwenkel
RCS/dz
cc:  David Tepper